1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 8, 2010	By /s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

For Main Board and GEM listed issuers

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) :	30/06/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer	Yanzhou Coal Mining Company Limited
Date Submitted	08/07/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code :	600188 (Shanghai Stock Exchange)	Description :	A Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	2,960,000,000	RMB1.00	RMB2,960,000,000

Increase/(decrease)	0		0

Balance at close of the month	2,960,000,000	RMB1.00	RMB2,960,000,000

(2) Stock code :	01171	Description :	H Shares

	No. of ordinary shares	Par value (State currency)	Authorised share capital (State currency)

Balance at close of preceding month	1,958,400,000	RMB 1.00	RMB1,958,400,000

Increase/(decrease)	0		0

Balance at close of the month	1,958,400,000	RMB 1.00	RMB1,958,400,000